Filed by CytRx Corporation
pursuant to Rule 425 of the Securities Act of 1933, as amended
Subject Company: CytRx Corporation
Subject Company’s Commission File No.: 000-15327
On August 13, 2008, CytRx Corporation issued the following press release:
CytRx Corporation CEO to be Interviewed Live on “Steve Crowley’s American Scene” National Financial Talk Radio Show
LOS ANGELES—August 13, 2008 — CytRx Corporation (Nasdaq: CYTR) ), a biopharmaceutical company engaged in the development and commercialization of therapeutics based on molecular chaperone amplification technology, is pleased to announce that its President and CEO, Steven A. Kriegsman, will be interviewed on Friday, August 15, 2008, on “Steve Crowley’s American Scene” National Radio Show at 10:24 A.M. EDT.
This interview can be heard live on BusinessTalkRadioNetwork(R) affiliate radio stations across the U.S.A. and also streamed on the website: www.businesstalkradio.net plus other affiliates nationwide, plus on the website www.americansceneradio.com. You can find local radio stations by accessing the website, as well. Mr. Kriegsman is being scheduled for future interviews on American Scene, as part of the daily Investors’ Showcase segments where he will update listeners on CytRx’s activities.
About CytRx Corporation
CytRx Corporation is a biopharmaceutical research and development company engaged in the development of therapeutics based on molecular chaperone amplification. The Company owns three clinical-stage compounds based on its small-molecule molecular chaperone amplification technology. CytRx has a research and development facility in San Diego. CytRx has agreed to acquire Innovive Pharmaceuticals, Inc., a biopharmaceutical company with four drug candidates for oncology, in a transaction that is expected to close this quarter. CytRx currently owns a 45% equity interest in RXi Pharmaceuticals Corporation (Nasdaq: RXII). For more information on the Company, visit www.CytRx.com.
Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks or uncertainties related to CytRx’s business and to the proposed acquisition of Innovive Pharmaceuticals, Inc., as well as other risks and uncertainties described in CytRx’s Form 10-Q for the quarter ended June 30, 2008 and other recently filed SEC documents, such as its most recent annual report on Form 10--K. The business and operations of RXi, as well as CytRx’s ownership of RXi shares, also are subject to risks and uncertainties, including those set forth in RXi’s filings with the SEC. All forward-looking statements are based upon information available to CytRx on the date the statements are first published. CytRx undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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In connection with the proposed Innovive acquisition, CytRx has filed with the SEC a registration statement on Form S-4, which includes a prospectus/proxy statement of CytRx and Innovive relating to the merger. INVESTORS AND STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the prospectus/proxy statement and other documents filed by us and Innovive at the SEC’s website at http://www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
This communication is not a solicitation of a proxy from any stockholder of Innovive. However, CytRx, Innovive and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Innovive stockholders in connection with the proposed Innovive acquisition. Information about the officers and directors of CytRx and their ownership of CytRx common stock is set forth in the proxy statement for CytRx’s 2008 Annual Meeting of Stockholders, which was filed with the SEC on May 23, 2008. Information about the officers and directors of Innovive and their ownership of Innovive common stock is set forth in Innovive’s most recent Annual Report on Form 10-K, which was filed with the SEC on March 31, 2008 and amended on April 29, 2008. Investors and stockholders may obtain additional information regarding the direct and indirect interests of CytRx, Innovive and their respective officers and directors in the proposed acquisition by reading the prospectus/proxy statement referred to above.
CONTACT: CytRx Corporation
Porter Novelli Life Sciences
Investors:
Parag Dave, 212-601-8186
pdave@pnlifesciences.com
Media:
Cory Tromblee, 617-897-8294
ctromblee@pnlifesciences.com
SOURCE: CytRx Corporation

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